Exhibit 107
Calculation of Filing Fee Tables
Schedule TO
(Form Type)
EchoStar Corporation
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation
	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$7,456,392(1)	0.0001476	$1,100.56(2)
Fees Previously Paid	—
Total Transaction Valuation	$7,456,392(1)
Total Fees Due for Filing			$1,100.56
Total Fees Previously Paid			$—
Total Fee Offsets			$—
Net Fee Due			$1,100.56

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 7,767,767 shares of the issuer’s common stock, having an aggregate value of $7,456,392 as of February 28, 2024, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $147.60 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01476% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.